U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                               SEC FILE NUMBER
                                                                    1-13375
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                         (Check One):
                                                             -------------------
                                                                CUSIP NUMBER
                                                                 89185E 10 9
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[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and
    Form 10-QSB               [ ] Form N-SAR

      For Period Ended: June 30, 1998...........................................
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: .........................................

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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
     Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ........................

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Part 1 -- Registrant Information

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     Full Name of Registrant
     Former Name if Applicable

     Tower Realty Trust, Inc.
     ...........................................................................

     Address of Principal Executive Office (Street and Number)

     292 Madison Avenue, 3rd Floor
     ...........................................................................

     City, State and Zip Code

     New York, New York  10017
     ...........................................................................

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Part II -- Rules 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

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Part III -- Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20F,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 9, 1998, the Registrant entered into an Agreement and Plan of Merger by and among the Registrant, Reckson Associates Realty Corp., Crescent Real Estate Equities Corp. and Metropolitan Partners LLC (the "Merger Agreement"). The Registrant was unable to file its Quarterly Report Form 10-Q for the quarter ended June 30, 1998 on the prescribed due date without unreasonable effort and expense because during the time preceding and following the execution of the Merger Agreement, management was required to devote substantial time and resources to the negotiation of, and the transactions contemplated by, the Merger Agreement, including preparation of the required Proxy Statement.

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Part IV -- Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification


         Mr. Lester S. Garfinkel             (212)                448-1864
 ................................................................................
                 (Name)                   (Area Code)         (Telephone Number)




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     (2) Have all other periodic  reports  required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Tower Realty Trust, Inc.
                 ...............................................
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 1998       By: /s/ Lester S. Garfinkel
                                  -----------------------------------------
                                  Name:  Lester S. Garfinkel
                                  Title: Executive Vice President -- Finance and
                                         Administration and Chief Financial
                                         Officer